SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. )*

Acutus Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

005111109

(CUSIP Number)

David Clark

Elliot Press

Deerfield Mgmt, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 16 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 005111109	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,160,998 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,160,998 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,160,998 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.36%
14	TYPE OF REPORTING PERSON* PN

(1) Comprised of 2,758,000 shares of common stock and 402,998 shares of common stock underlying warrants held by Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 005111109	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,160,998 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,160,998 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,160,998 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.36%
14	TYPE OF REPORTING PERSON* PN

(2) Comprised of 2,758,000 shares of common stock and 402,998 shares of common stock underlying warrants.

SCHEDULE 13D

CUSIP No. 005111109	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,614,918 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,614,918 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,918 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.88%
14	TYPE OF REPORTING PERSON* PN

(3) Comprised of 1,583,802 shares of common stock and 31,116 shares of common stock underlying warrants held by Deerfield Partners, L.P.

SCHEDULE 13D

CUSIP No. 005111109	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,614,918 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,614,918 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,918 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.88%
14	TYPE OF REPORTING PERSON* PN

(4) Comprised of 1,583,802 shares of common stock and 31,116 shares of common stock underlying warrants.

SCHEDULE 13D

CUSIP No. 005111109	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,775,916 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,775,916 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,775,916 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.14%
14	TYPE OF REPORTING PERSON* PN

(5) Comprised of an aggregate of 4,341,802 shares of common stock and 434,114 shares of common stock underlying warrants held by Deerfield Partners, L.P. and Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 005111109	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,775,916 (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,775,916 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,775,916 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.14%
14	TYPE OF REPORTING PERSON* IN

(6) Comprised of an aggregate of 4,341,802 shares of common stock and 434,114 shares of common stock underlying warrants held by Deerfield Partners, L.P. and Deerfield Private Design Fund III, L.P.

CUSIP No. 005111109	8 of 16 Pages

This Schedule 13D is filed by (i) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (ii) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (iii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iv) Deerfield Partners, L.P. (“Deerfield Partners”), (v) Deerfield Management Company, L.P. (“Deerfield Management”) and (vi) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt, Deerfield Partners and Deerfield Management, the “Reporting Persons”), with respect to the common stock of Acutus Medical, Inc. Deerfield Private Design Fund III and Deerfield Partners are collectively referred to herein as the “Funds”).

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Acutus Medical, Inc., a Delaware corporation (the “Company”). The address of the Company's principal executive offices is 2210 Faraday Ave, Suite 100, Carlsbad, California 92008.

Item 2.	Identity and Background.

(a)	This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by the Reporting Persons.

(b)	The address of the principal business and/or principal office of the Reporting Persons is 780 Third Avenue, 37th Floor, New York, New York 10017.

(c)	Flynn is the managing member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III and Deerfield Management. Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III; Deerfield Mgmt is the general partner of Deerfield Partners; and Deerfield Management is the investment manager of each Fund. Each Fund purchases, holds and sells securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(d)	During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	On August 21, 2017, Deerfield Management voluntarily agreed to settle an SEC administrative proceeding relating to alleged violations of Section 204A of the Investment Advisers Act of 1940 (the “Advisers Act”), without admitting or denying the SEC’s allegations, pursuant to an order under Section 203(e) and 203(k) of the Advisers Act (the “Order”). The Order resolved the SEC’s allegations that Deerfield Management, from 2012 through 2014, violated Section 204A of the Advisers Act by failing to establish, maintain, and enforce policies and procedures reasonably designed to prevent the misuse of material, nonpublic information, particularly taking into consideration the nature of Deerfield Management’s business. The Order alleged that, as part of Deerfield Management’s research in the healthcare sector, Deerfield Management engaged third party consultants and research firms, including firms that specialized in providing “political intelligence” regarding upcoming regulatory and legislative decisions, that Deerfield Management employees based certain trading recommendations on such information, and that hedge funds advised by Deerfield Management then made those trades. The Order required Deerfield Management to cease and desist from committing or causing any violations and any future violations of Section 204A of the Advisers Act, censured Deerfield Management and provided that Deerfield Management would pay disgorgement and interest of $811,695 and a civil money penalty of $3,946,267.

CUSIP No. 005111109	9 of 16 Pages

Other than as set forth above in this Item 2(e), during the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Deerfield Mgmt, Deerfield Mgmt III, Deerfield Partners, Deerfield Private Design Fund III and Deerfield Management is organized under the laws of the State of Delaware. Flynn is a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.1.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Company’s initial public offering (the “IPO”), Deerfield Private Design Fund III and Deerfield Special Situations Fund, L.P. (“DSS”), an investment fund managed by Deerfield Management and Deerfield Partners’ predecessor-in-interest with respect to the securities reported herein as beneficially owned by it, participated in debt and equity financings involving the Company, as well as privately-negotiated transactions involving the Company’s capital stock and warrants, as described below.

On July 28, 2020, the Company effected a 1-for-9.724 reverse stock split of its common stock and preferred stock (the “Pre-IPO Reverse Split”). All references in this Schedule 13D to Common Stock, preferred stock, warrants to purchase Common Stock and warrants to purchase preferred stock have been adjusted to reflect the effects of the Pre-IPO Reverse Split.

In March 2016, Deerfield Private Design Fund III acquired 749,988 shares of the Company’s Series C convertible preferred Stock (“Series C Preferred Stock”) from the Company for an aggregate purchase price of approximately $12,500,000.

In June 2018, Deerfield Private Design Fund III provided $4,750,000 of debt financing to the Company in exchange for $4,750,000 aggregate principal amount of the Company’s convertible notes (the “2018 Convertible Notes”) and warrants (the “Common Stock Warrants”) to purchase 161,886 shares of Common Stock. In June 2019, Deerfield Private Design Fund III provided an additional $7,000,000 of debt financing to the Company in exchange for the Company’s convertible notes (the “2019 Convertible Notes”). The 2018 Convertible Notes and 2019 Convertible Notes, and accrued interest of $493,973, held by Deerfield Private Design Fund III were converted into 392,356 shares and 420,741 shares of Series D convertible preferred stock (“Series D Preferred Stock”), respectively, in August 2019.

CUSIP No. 005111109	10 of 16 Pages

In May 2019, Deerfield Private Design Fund III provided a $20,000,000 term loan to the Company and, in connection therewith, the Company issued warrants to purchase 209,996 shares of Series C Preferred Stock to Deerfield Private Design Fund III, which warrants were subsequently converted into warrants to purchase 209,996 shares of Series D Preferred Stock (the “Series D Warrants”).

In September 2019, Deerfield Private Design Fund III and DSS entered into a privately negotiated transaction with an unaffiliated third party (the “Secondary Transaction”). Pursuant to the Secondary Transaction, each of Deerfield Private Design Fund III and DSS acquired 449,992 shares of Series C Preferred Stock, 189,366 shares of Series D Preferred Stock and warrants to purchase 31,116 shares of Common Stock for an aggregate purchase price of $5,325,000.

Effective as of January 1, 2020, DSS contributed all Company securities held by it to Deerfield Partners in connection with the consolidation of DSS and Deerfield Partners (the “Fund Consolidation Transaction”). Deerfield Partners issued limited partnership interests to certain DSS investors in exchange for such shares.

On August 10, 2020, in connection with the closing of the IPO, each outstanding share of Series C Preferred Stock and each outstanding share of Series D Preferred Stock automatically converted into one share of Common Stock (after giving effect to the Pre-IPO Reverse Split). The number of shares of Common Stock acquired by the Reporting Persons upon such conversion was:

Deerfield Partners	639,358
Deerfield Private Design Fund III	2,202,444

In addition, upon the closing of the IPO, the Series D Warrants held by each of Deerfield Partners and Deerfield Private Design Fund III became exercisable for like number of shares of Common Stock in accordance with their terms.

In connection with the IPO, Deerfield Partners and Deerfield Private Design Fund III acquired 944,444 and 555,556 shares of Common Stock, respectively, for $18.00 per share. The aggregate purchase price paid by Deerfield Private Design Fund III and Deerfield Partners for such shares was $16,999,992 and $10,000,008, respectively.

Except as otherwise indicated herein, Deerfield Private Design Fund III and Deerfield Partners utilized their respective working capital to purchase the shares of Common Stock reported herein. Shares of Common Stock beneficially owned by the Reporting Persons are or may be held from time to time by the applicable Fund in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts.

CUSIP No. 005111109	11 of 16 Pages

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons have acquired the shares reported herein for investment purposes. Andrew ElBardissi, an employee of Deerfield Management, was appointed to serve on the Company’s board of directors prior to the IPO and continues to serve in such capacity.

Depending on various factors and subject to the obligations described herein, the Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Company or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)

	(1)	Deerfield Mgmt III

		Number of shares:	3,160,998 (comprised of shares, and shares underlying warrants, held by Deerfield Private Design Fund III)
		Percentage of shares:	11.36%

	(2)	Deerfield Private Design Fund III

		Number of shares:	3,160,998
		Percentage of shares:	11.36%

	(3)	Deerfield Mgmt

		Number of shares:	1,614,918 (comprised of shares, and shares underlying warrants, held by Deerfield Partners)
		Percentage of shares:	5.88%

	(4)	Deerfield Partners

		Number of shares:	1,614,918
		Percentage of shares:	5.88%

	(5)	Deerfield Management

		Number of shares:	4,775,916 (comprised of shares, and shares underlying warrants, held by Deerfield Private Design Fund III and Deerfield Partners)
		Percentage of shares:	17.14%

	(6)	Flynn

		Number of shares:	4,775,916 (comprised of shares, and shares underlying warrants, held by Deerfield Private Design Fund III and Deerfield Partners)
		Percentage of shares:	17.14%

CUSIP No. 005111109	12 of 16 Pages

(b)

	(1)	Deerfield Mgmt III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 3,160,998
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 3,160,998

	(2)	Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 3,160,998
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 3,160,998

	(3)	Deerfield Mgmt

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,614,918
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,614,918

	(4)	Deerfield Partners

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,614,918
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,614,918

	(5)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 4,775,916
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 4,775,916

	(6)	Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 4,775,916
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 4,775,916

CUSIP No. 005111109	13 of 16 Pages

Flynn is the managing member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III and Deerfield Management.   Deerfield Mgmt III is the general partner of Deerfield Private Design Fund IIII and Deerfield Mgmt is the general partner of Deerfield Partners. Deerfield Management is the investment manager of the Funds.

(c) Except as set forth in Items 3, 4 and 6 of this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Warrants

The Common Stock Warrants are governed by the terms of a Warrant to Purchase Shares of Common Stock of the Company, originally issued as of June 7, 2018 (the “2018 Warrant Agreement”), executed by the Company in favor of the holders thereof. Pursuant to the 2018 Warrant Agreement, each holder of a Common Stock Warrant is entitled to purchase the number of shares of Common Stock set forth therein at an exercise price of $0.97 per share (on an adjusted basis, giving effect to the Pre-IPO Reverse Split), subject to adjustment as described therein, at any time prior to the earliest of (i) 5:00 p.m., Pacific time, on June 7, 2028, (ii) an acquisition of the Company by another entity that results in a change of control of the Company and (iii) a sale, lease or other disposition of substantially all of the assets of the Company and its subsidiaries taken as a whole (other than to a wholly-owned subsidiary of the Company).

The Series D Warrants are governed by the terms of the Warrant, dated as of May 20, 2019 (the “2019 Warrant”), executed by the Company in favor of the holders thereof. Pursuant to the 2019 Warrant, each holder is entitled to purchase the number of shares of Common Stock set forth therein at a price of $16.67 per share (on an adjusted basis, giving effect to the Pre-IPO Reverse Split), subject to adjustment as described therein, at any time prior to 5:00 p.m., New York City time, on May 20, 2029. The 2019 Warrant also provides that the holders thereof, including Deerfield Private Design Fund III, is entitled to the benefits of the Investors’ Rights Agreement (as defined below).

The foregoing descriptions of the 2018 Warrant Agreement and the 2019 Warrant are qualified in their entirety by reference to the full text of the 2018 Warrant Agreement and the 2019 Warrant, the forms of which is attached (or incorporated by reference) as Exhibits 1 and 2 hereto, respectively.

Investors’ Rights Agreement

Deerfield Private Design Fund III and Deerfield Partners are each a party to that certain Amended and Restated Investors’ Rights Agreement, dated as of June 12, 2019, by and among the Company and the investors party thereto (as amended from time to time, the “Investors’ Rights Agreement”). The Investors’ Rights Agreement provides the investors party thereto, including Deerfield Private Design Fund III and Deerfield Partners, with certain registration rights. In particular, at any time beginning six months following the effective date of the IPO, the holders of 50% or more of the then-outstanding Registrable Securities (as defined in the Investors’ Rights Agreement) may make a written request that the Company register some or all of their Registrable Securities, subject to certain specified conditions and exceptions, including that the aggregate gross offering price of such offering is anticipated to be at least $20,000,000. The Company is obligated to effect up to two such demand registrations.

CUSIP No. 005111109	14 of 16 Pages

Pursuant to the Investors’ Rights Agreement, at any time after the Company is eligible to use Form S-3 under the Securities Act of 1933, and subject to limitations and conditions specified in the Investors’ Rights Agreement, the holders of 40% or more of the Registrable Securities may make a written request that the Company prepare and file a registration statement on Form S-3 covering the resale of their shares, so long as the aggregate price to the public, net of any underwriters’ discounts and commissions, is less than $5,000,000. The Company is not obligated to effect more than two of these registration statements within any 12-month period.

The Investors’ Rights Agreement also provides for certain “piggyback” registration rights and that the Company will pay all expenses relating to any registrations effected pursuant to the Investors’ Rights Agreement, subject to specified exceptions.

The registration rights set forth in the Investors’ Rights Agreement terminate upon the earliest of: (i) the date that is three years after the completion of the IPO; (ii) immediately prior to the closing of certain liquidation events; and (iii) as to a given holder of registration rights, the date after the completion of the IPO when such holder of registration rights can sell all of such holder’s registrable securities during any ninety-day period pursuant to Rule 144 promulgated under the Securities Act.

The foregoing description of the Investors’ Rights Agreement is qualified in its entirety by reference to the full text thereof, a copy of which is attached (or incorporated by reference) as Exhibit 3 hereto

Lock-up

In connection with the IPO, Deerfield Private Design Fund III and Deerfield Partners entered into lock-up agreements with the underwriters in the IPO (the “IPO Lock-up Agreements”). Pursuant to the Lock-Up Agreements, each Fund agreed with such underwriters, subject to certain exceptions, not to dispose of or enter into hedging arrangements with respect to Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of the Company’s IPO prospectus through the date that is 180 days after the date of such prospectus, except with the prior written consent of certain representatives of the underwriters. The IPO Lock-up Agreements also prohibit the Funds from exercising any registration rights during such 180-day period. The transfer restrictions contained in the IPO Lock-Up Agreements do not apply in respect of the transfer of shares acquired in the IPO. The representatives of the underwriters, in their sole discretion, may release shares of Common Stock and other securities subject to the IPO Lock-up Agreements in whole or in part at any time.

The foregoing description of the IPO Lock-up Agreements is qualified in its entirety by reference to the full text thereof, the form of which is attached (or incorporated by reference) as Exhibit 4 hereto

CUSIP No. 005111109	15 of 16 Pages

Equity Awards

As an employee of Deerfield Management, all grants received by Andrew ElBardissi as a director of the Company are for the benefit of Deerfield Management. In this regard, on August 5, 2020, Mr. ElBardissi received stock options for the purchase of an aggregate of 12,454 shares of Common Stock and a restricted stock unit award in respect of 2,222 shares of Common Stock, each of which grants are held for the benefit and at the direction of Deerfield Management. The foregoing options vest over three years from August 5, 2020, with one-third vesting on the first anniversary of the vesting commencement date and the remainder vesting in 24 equal monthly installments, and the foregoing restricted stock unit award vests over three years from August 5, 2020, with one-third vesting on each of the first three anniversaries of the vesting commencement date, in each case, subject to Andrew ElBardissi’s continued service through each such vesting date. Due to the fact that such options and restricted stock units are not vested and will not vest within 60 days from the date of this Schedule 13D, the shares of Common Stock underlying such awards are not included in the number of shares of Common Stock beneficially owned by Deerfield Management.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Form of Warrant to Purchase Shares of Common Stock, dated as of June 7, 2018, (incorporated by reference to Exhibit 4.4 to the Company’s Form S-1 filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 2	Form of Warrant, dated as of May 20, 2019, (incorporated by reference to Exhibit 4.6 to the Company’s Form S-1 filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 3	Amended and Restated Investors’ Rights Agreement, dated as of June 12, 2019, by and among Acutus Medical, Inc. and the investors named therein (incorporated by reference to Exhibit 4.1 to the Company’s Form S-1 filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 4	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Company’s Form S-1/A filed with the Securities and Exchange Commission on July 30, 2020)

Exhibit 99.1	Joint Filing Agreement dated as of August 20, 2020 by and among the Reporting Persons.*

Exhibit 99.2	Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to Proteon Therapeutics, Inc. filed with the Securities and Exchange Commission on August 4, 2017 by Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., and James E. Flynn.

* Filed herewith.

CUSIP No. 005111109	16 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2020

DEERFIELD MGMT III, L.P.
By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By: Deerfield Mgmt III, L.P., General Partner
By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

CUSIP No. 005111109

Schedule A

General Partner of Deerfield Mgmt, L.P.

The general partner of Deerfield Mgmt is J.E. Flynn Capital, LLC. The address of the principal business and/or principal office of Deerfield Mgmt and J.E. Flynn Capital, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Partners, L.P.

The general partner of Deerfield Partners is Deerfield Mgmt. The address of the principal business and/or principal office of Deerfield Mgmt and Deerfield Partners is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Mgmt III, L.P.

The general partner of Deerfield Mgmt III is J.E. Flynn Capital III, LLC. The address of the principal business and/or principal office of Deerfield Mgmt III and J.E. Flynn Capital III, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Private Design Fund III, L.P.

The general partner of Deerfield Private Design Fund III is Deerfield Mgmt III. The address of the principal business and/or principal office of Deerfield Mgmt III and Deerfield Private Design Fund III is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC. The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

CUSIP No. 005111109

Exhibit Index

Exhibit

Exhibit
Number	Description

Exhibit 1	Form of Warrant to Purchase Shares of Common Stock, dated as of June 7, 2018, (incorporated by reference to Exhibit 4.4 to the Company’s Form S-1 filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 2	Form of Warrant, dated as of May 20, 2019, (incorporated by reference to Exhibit 4.6 to the Company’s Form S-1 filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 3	Amended and Restated Investors’ Rights Agreement, dated as of June 12, 2019, by and among Acutus Medical, Inc. and the investors named therein (incorporated by reference to Exhibit 4.1 to the Company’s Form S-1 filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 4	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Company’s Form S-1/A filed with the Securities and Exchange Commission on July 30, 2020)

Exhibit 99.1	Joint Filing Agreement dated as of August 20, 2020 by and among the Reporting Persons.*

Exhibit 99.2	Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to Proteon Therapeutics, Inc. filed with the Securities and Exchange Commission on August 4, 2017 by Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., and James E. Flynn.

* Filed herewith.